File No. 82-34972

LOEB & LOEB LLP

DAVID C. FISCHER

345 Park Avenue
New York NY 10154-1895

Direct 212.407.4827
Main 212.407.4000
Fax 212.214.0686
dfischer@loeb.com

RECEIVED
2007 JUL 10 P 3:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 3, 2007

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549

SUPPL

Re: PA Holdings, Ltd.--Submission Pursuant to Exchange Act Rule 12g3-2(b)

Dear Ladies and Gentlemen:

A copy of resolutions adopted on June 8, 2007 at the PA Holdings, Ltd. 2007 annual general meeting is enclosed.

Very truly yours,

David C. Fischer

07025102

Dw 7/11

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

NOTICE OF RESOLUTIONS TO REGISTRAR

Co No 2235016

PA HOLDINGS LIMITED

RESOLUTION OF THE MEMBERS
OF THE COMPANY
(Passed 8 June 2007)

At the Annual General Meeting of the Company held on 8 June 2007 at 123 Buckingham Palace Road, London SW1 the following resolution was as an ordinary resolution:

RESOLUTION

9. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") and (save as provided below) in substitution for all prior authorities under s80, to:

(a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £1.172 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) at the Company's next Annual General Meeting and

(ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

(b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

(i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

(ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

....
Company Secretary

END

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